[Wells Fargo & Company Letterhead]

February 24, 2020

Ms. Sonia Bednarowski	VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wells Fargo & Company
Registration Statement on Form S-3, as amended
File No. 333-236148
Acceleration Request

Dear Ms. Bednarowski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wells Fargo & Company hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be accelerated and that such Registration Statement be declared effective at 4:00 p.m. Eastern Time on Tuesday, February 25, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Faegre Drinker Biddle & Reath LLP, by calling Dawn Pruitt at (612) 766-7103.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Le Roy Davis

Le Roy Davis
Senior Vice President and Assistant Treasurer